Exhibit 99.1

Strongbridge Biopharma plc Provides Corporate Update and Reports

Full-Year 2016 Financial Results

Dublin, Ireland and Trevose, Pa., March 27, 2017 — Strongbridge Biopharma plc, (Nasdaq: SBBP), a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs, today provided a corporate update and reported full-year 2016 financial results.

“We believe that Strongbridge is well positioned for success in 2017. With the planned launch of KEVEYIS® in April, our interactions with patients, advocacy organizations and healthcare providers continue to reinforce our view that significant unmet needs remain in the diagnosis and treatment of primary periodic paralysis, and Strongbridge is passionate and enthusiastic about making KEVEYIS available to the community.  Strongbridge is committed to ensuring that primary periodic paralysis patients have access to KEVEYIS and will also be making investments in disease education and awareness initiatives and patient support services,” said Matthew Pauls, president and chief executive officer of Strongbridge Biopharma. “In addition, we are successfully progressing the development of COR-003. The Phase 3 SONICS study is now more than 80 percent enrolled and we remain on track to fully enroll the study during the second quarter. We are also on schedule to commence enrollment in LOGICS, our supportive Phase 3 study for COR-003, in the middle of this year,” Pauls added.

Recent Corporate Highlights

•                 Preparing for the launch of KEVEYIS® (dichlorphenamide) in April 2017. In December 2016, Strongbridge acquired the U.S. rights to KEVEYIS for the treatment of hyperkalemic, hypokalemic, and related variants of primary periodic paralysis (PPP), which is a group of rare hereditary disorders that causes potentially severe episodes of muscle weakness and/or paralysis. In January, the Company announced the hiring of Dave Bonnell and Scott Wilhoit to focus on building out sales, marketing, market access and patient support service capabilities. Since then, the Company has continued to expand its commercial infrastructure with the hiring of 12 highly-experienced, rare disease field force personnel along with two individuals focusing on patient services and market access. The Company is also actively engaged with the PPP community, including patients, advocacy organizations and healthcare practitioners to develop disease education and awareness initiatives aimed at increasing awareness and diagnosis of PPP.

•                  COR-003 Phase 3 clinical development program remains on track, and the U.S. Food and Drug Administration conditionally accepted the proprietary name RECORLEV™ for the brand. The Phase 3 SONICS study evaluating RECORLEV (levoketoconazole, and formerly known as COR-003) for the treatment of endogenous Cushing’s syndrome is on track to be fully enrolled in the second quarter of 2017, with top-line data for the primary efficacy analysis available in the first quarter of 2018. Patient enrollment in the Phase 3 LOGICS study, which will supplement the long-term efficacy and safety data from SONICS, is anticipated to begin in mid-2017 and top-line data are expected in the third quarter of 2018.

•                  Veldoreotide (formerly known as COR-005) formulation and process optimization activities are ongoing.  Strongbridge is continuing to optimize a long-acting release formulation based on PLGA microspheres and has initiated scale-up and technology transfer to the selected cGMP contract manufacturing site that will be used for clinical supplies. PLGA is a well-known polymer that has been widely applied in long-acting formulations due to its biocompatibility, biodegradability, and favorable release kinetics.

•                  Strengthened financial position. In December 2016, Strongbridge secured $35 million in equity financing and a $40 million credit facility, of which $20 million has been initially borrowed. The Company had $66.8 million of cash and cash equivalents as of December 31, 2016. The Company believes it has sufficient financial resources, excluding any additional borrowings under the credit facility, to fund planned operations into 2019.

Year-to-Date December 2016 Results

For the twelve months ended December 31, 2016, basic and diluted net loss attributable to ordinary shareholders was $48.6 million and $49.2 million, respectively, and basic and diluted net loss per share attributable to ordinary shareholders was $2.26 per basic share and $2.27 per diluted share, respectively, compared to a basic and diluted net loss attributable to ordinary shareholders of $43.6 million, or $2.62 per basic and diluted share, for the twelve months ended December 31, 2015.

Research and development expenses were $20.0 million for the twelve months ended December 31, 2016, compared to $20.1 million for the same period in the prior year. Research and development expenses for the twelve months ended December 31, 2015 included a non-recurring charge of $3.9 million upon entering into a license agreement in May 2015.  Research and development expense for 2016 includes increased development expenses related to the ongoing clinical trials for RECORLEV and the initiation of the development activity for veldoreotide, and higher cash compensation due to increased headcount of research and development personnel during the 2016 period, partially offset by reduced development spend due to discontinued programs for COR-004 and BioPancreate.

General and administrative expenses were $14.9 million for the twelve months ended December 31, 2016, compared to $22.7 million for the same period in the prior year.  General and administrative expenses for the twelve months ended December 31, 2015 included $4.0 million of legal and accounting fees related to the indirect activities necessary to prepare the Company’s financial records for the U.S. initial public offering, which was completed in October 2015.  General and administrative expenses for the twelve months ended December 31, 2015 also included $3.4 million of transaction fees and expenses related to the acquisition of veldoreotide from Aspireo Pharmaceuticals, the license of COR-004 from Antisense Therapeutics, and other business development activities.  The remaining net decrease in 2016 was primarily due to decreased legal fees in support of general corporate matters, employee recruiting fees, and consulting fees for general business efforts, partially offset by increased cash compensation and non-cash stock-based compensation due to increased headcount of administrative personnel during the 2016 period.

During the twelve months ended December 31, 2016, the Company recorded $15.8 million of non-cash intangible asset impairment charges consisting of $5.2 million relating to the previously disclosed termination of the BioPancreate license agreement and $10.6 million following the annual revaluation of in-process research and development related to the veldoreotide program. The annual revaluation incorporated updated assumptions regarding the future timing and costs of veldoreotide development.  The Company is continuing to sequence veldoreotide development activities to ensure existing financial resources are sufficient to fund planned operations into 2019.

Strongbridge had cash and cash equivalents of $66.8 million and $20.0 million in outstanding debt as of December 31, 2016, compared to cash and cash equivalents of $51.6 million as of December 31, 2015.

STRONGBRIDGE BIOPHARMA plc

Select Consolidated Balance Sheet Information

(in thousands, except share and per share data)

	December 31, 2016	December 31, 2015
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$66,837	$51,623
Total assets	137,531	97,330
Total liabilities	70,559	6,403
Total shareholders’ equity	66,972	90,927

STRONGBRIDGE BIOPHARMA plc

Consolidated Statement of Operations and Comprehensive Loss

(In thousands, except share and per share data)

	Year ended December 31,
	2016	2015
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$20,023	$20,135
General and administrative	14,875	22,719
Intangible asset impairment charges	15,828	—
Total operating expenses	50,726	42,854
Operating loss	(50,726)	(42,854)
Other income (expense), net:
Foreign exchange loss	(69)	(124)
Unrealized gain on fair value of warrants	638
Interest Expense	(20)
Other income (expense), net	(1,180)	(1,105)
Total other income (expense), net	(631)	(1,229)
Loss before income taxes	(51,357)	(44,083)
Income tax benefit	2,638	450
Net loss	(48,719)	(43,633)
Net loss attributable to non-controlling interest	122	53
Net loss attributable to Strongbridge Biopharma	$(48,597)	$(43,580)
Net loss attributable to ordinary shareholders:
Basic	$(48,597)	$(43,580)
Diluted	$(49,236)	$(43,580)
Net loss per share attributable to ordinary shareholders:
Basic	$(2.26)	$(2.62)
Diluted	$(2.27)	$(2.62)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders:
Basic	21,550,353	16,606,669
Diluted	21,655,564	16,606,669

About Strongbridge Biopharma

Strongbridge Biopharma is a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs. Strongbridge’s first commercial product is KEVEYIS® (dichlorphenamide), the first and only FDA-approved treatment for hyperkalemic, hypokalemic, and related variants of Primary Periodic Paralysis. KEVEYIS has orphan drug exclusivity status in the U.S. through August 7, 2022. In addition to establishing this neuromuscular disease franchise, the Company has a clinical-stage pipeline of therapies for rare endocrine diseases. Strongbridge’s lead compounds include RECORLEV™ (levoketoconazole, and formerly known as COR-003), a cortisol synthesis inhibitor currently being studied for the treatment of endogenous Cushing’s syndrome, and veldoreotide (formerly known as COR-005), a next-generation somatostatin analog (SSA) being investigated for the treatment of acromegaly, with potential additional applications in Cushing’s syndrome and neuroendocrine tumors. Both RECORLEV and veldoreotide have received orphan designation from the U.S. Food and Drug Administration and the European Medicines Agency. For more information, visit www.strongbridgebio.com.

About KEVEYIS

KEVEYIS® Indication

KEVEYIS® (dichlorphenamide) is indicated for the treatment of primary hyperkalemic periodic paralysis, primary hypokalemic periodic paralysis, and related variants.

KEVEYIS Important Safety Information

In clinical studies, the most common side effects of KEVEYIS were a numbness or tingling, difficulty thinking and paying attention, changes in taste, and confusion. These are not all of the possible side effects that you may experience with KEVEYIS. Talk to your doctor if you have any symptoms that bother you or do not go away.

KEVEYIS is not for everyone. Do not take KEVEYIS if you:

•                  Are on a high-dose aspirin regimen

•                  Are allergic to sulfa-based drugs

•                  Have liver, kidney, or certain lung conditions

•                  Are pregnant, planning to become pregnant, or nursing

•                  Are under 18 years old

Taking KEVEYIS may cause a drop in the amount of potassium (an electrolyte) in your body, which can lead to heart problems. Ask your doctor if you need to eat foods that contain high amounts of potassium while taking KEVEYIS.

Your body may produce too much acid or may not be able to remove enough acid from body fluids while taking KEVEYIS. Your doctor will run tests on a regular basis to check for signs of acid buildup and may reduce your dose or stop your treatment with KEVEYIS.

KEVEYIS may also increase the risk of falls, especially in elderly patients and patients taking high doses of KEVEYIS. Use caution when driving, operating machinery, or performing any other hazardous activities while taking KEVEYIS, as this medication may cause drowsiness.

You are encouraged to report side effects to Strongbridge Biopharma at 1-855-324-8912, or to the FDA at 1-800-FDA-1088 or visit www.fda.gov/medwatch/. For more information, go to www.keveyis.com.

For additional KEVEYIS important safety information, please see full prescribing information at www.keveyis.com.

STRONGBRIDGE BIOPHARMA™ is a trademark of Strongbridge Biopharma plc.

KEVEYIS® is a registered trademark licensed exclusively in the U.S. to Strongbridge Biopharma plc.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties.  All statements, other than statements of historical facts, contained in this press release, are forward-looking statements. These statements relate to future events and involve known and unknown risks, including, without limitation, uncertainties regarding Strongbridge’s strategy, plans, future financial position, anticipated investments, costs and results, outcomes of product development efforts, status and results of clinical trials and objectives of management for future operations. The words “anticipate,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “target,” “will,” “would,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are based on current expectations, estimates, forecasts and projections and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors. The forward-looking statements contained in this press release are made as of the date of this press release, and Strongbridge Biopharma does not assume any obligation to update any forward-looking statements except as required by applicable law.

Contacts:

Corporate and Media Relations
Elixir Health Public Relations
Lindsay Rocco
+1 862-596-1304
lrocco@elixirhealthpr.com

Investor Relations

U.S.:

The Trout Group
Marcy Nanus
+1 646-378-2927
mnanus@troutgroup.com

Europe:

First House

Mitra Hagen Negård

+47 21 04 62 19

strongbridgebio@firsthouse.no

USA
900 Northbrook Drive
Suite 200
Trevose, PA 19053
Tel. +1 610-254-9200
Fax. +1 215-355-7389